UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers 33-89818, 33-96568, 333-08041, 333-57107, 333-52612 and 333-110521

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

CLUBCORP, INC.

(Exact name of issuer of the securities held pursuant to the plan)

3030 LBJ Freeway, Suite 600, Dallas, Texas 75234

(Address of principal executive office)

(972) 243-6191

(Issuer’s telephone number; including area code)

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Note: Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Board of Trustees

ClubCorp Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the ClubCorp Employee Stock Ownership Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the ClubCorp Employee Stock Ownership Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) at December 31, 2005, and (2) reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The Schedule H, line 4i – schedule of assets (held at end of year) that accompanies the Plan’s financial statements does not disclose the historical cost of certain plan assets held. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas

June 28, 2006

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2005 and 2004

	2005	2004
Assets:
Cash	$48,532	$256,183

Investments:
ClubCorp, Inc. common stock, at estimated fair value	56,681,513	51,341,950
Short-term investments, at fair value	626,324	480,391

	57,307,837	51,822,341

Receivables:
Employer contributions	168,349	177,129
Employee contributions	—	118,111

	168,349	295,240

Net assets available for benefits	$57,524,718	$52,373,764

See notes to financial statements.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Employer contributions	$766,812	$749,450
Employee contributions	3,847,313	3,885,515
Net appreciation in fair value of ClubCorp, Inc. common stock	5,339,563	5,212,490
Investment income	26,864	8,254
Other	—	7,326

	9,980,552	9,863,035

Deductions from net assets attributed to:
Benefits paid and withdrawals	4,754,902	3,987,299
Administrative expenses	74,696	53,504

	4,829,598	4,040,803

Net increase in net assets available for benefits	5,150,954	5,822,232

Net assets available for benefits:
Beginning of year	52,373,764	46,551,532

End of year	$57,524,718	$52,373,764

See notes to financial statements.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

As of and for the Years Ended December 31, 2005 and 2004

(1)	General

The ClubCorp Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan originally established on January 1, 1968, covering employees of ClubCorp, Inc.’s participating subsidiaries (“ClubCorp” or the “Employer”). Prior to July 1, 2003, an employee became eligible after having completed one year of service and having worked at least 1,000 hours during his or her eligibility year of service. Effective July 1, 2003, an employee is eligible if he or she is classified as a regular full-time or regular part-time employee and has completed six months of consecutive service. The sponsoring employer of the Plan is ClubCorp. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan document for more complete information.

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

(b)	Contributions

Participating employees may elect to contribute up to 6% pretax of their eligible compensation to the Plan. Contributions to the Plan are primarily invested in ClubCorp common stock. Participants may elect to diversify a portion of their account assets upon meeting certain age and participation requirements. The Employer matches 20% of the employee contributions quarterly and may, at its discretion, make an additional contribution. For the years ended December 31, 2005 and 2004, ClubCorp made no discretionary contributions.

The maximum amount that may be added to any participant’s account in any year is the lesser of $42,000 or 100% of his or her compensation for that year for all ClubCorp defined contribution plans. This maximum amount includes the participant’s share of ClubCorp’s contributions.

(c)	Participant Accounts

Each participant’s account is credited with the allocation of ClubCorp’s contributions based on the participant’s contributions to the Plan. Earnings and losses from investments are allocated to the participants’ accounts based on their individual quarter-end balances.

(d)	Vesting

Participants are gradually vested in ClubCorp’s contributions as determined by years of credited service. Prior to January 1, 2002, full vesting was attained after seven years of credited service. Effective January 1, 2002, full vesting is attained after six years of credited service. Participants are always 100% vested in the account value of their voluntary contributions and earnings thereon. Forfeitures of terminated participants’ nonvested accounts are used to cover direct administrative expenses of the Plan (see Note l (g)).

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

As of and for the Years Ended December 31, 2005 and 2004

(e)	Payment of Benefits

Benefits are paid to participants upon retirement, permanent disability or termination, or to beneficiaries upon death of the participant. The participant or beneficiary may elect, subject to the terms of the Plan, to receive his or her benefits in a lump sum cash distribution, in installments over a fixed period of time at age 70 1/2, or through transfer to another retirement plan in an amount equal to the value of the participant’s account. The participant or beneficiary may also elect to receive ClubCorp common stock in lieu of cash.

(f)	Diversification

Diversification of a participant’s account is allowed when the participant has reached the age of 55 and has completed ten or more years of participation in the Plan. Those participants who meet the eligibility requirements can elect to transfer 25% of eligible assets to the ClubCorp Individual Investment Plan. Such an election is permitted each year as a distribution and amounted to $310,075 and $247,875 in 2005 and 2004, respectively.

(g)	Administrative Expenses

Forfeitures are used by the Plan to pay direct administrative expenses, which amounted to $74,696 and $53,504 in 2005 and 2004, respectively. Indirect expenses and any direct expenses not covered by forfeitures are paid by ClubCorp. Indirect administrative expenses of $214,925 and $193,620 were paid by ClubCorp on behalf of the Plan in 2005 and 2004, respectively.

(h)	Plan Termination

ClubCorp has the right to terminate the Plan at any time subject to the provisions of ERISA. If the Plan were to terminate, participants would automatically become fully vested regardless of years of service and the net assets would be distributed to Plan participants based on each participant’s account balance.

(i)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

As of and for the Years Ended December 31, 2005 and 2004

(2)	Investments and Investment Valuation

The following table presents the fair value of investments at December 31, 2005 and 2004:

	2005		2004
	Shares/units	Fair value	Shares/units	Fair value
Investment at estimated fair value:
ClubCorp common stock	4,107,356	$56,681,513	4,107,356	$51,341,950
Investment at quoted market value:
Schwab Institutional Advantage Money Fund (Third-Party Administrator)	626,324	626,324	480,391	480,391

		$57,307,837		$51,822,341

If available, quoted market prices are used to value investments of the Plan. Because there is no public market for the common stock of ClubCorp, a financial advisor was engaged by ClubCorp to render an opinion on the fair market value of the common stock, which was $13.80 and $12.50 at December 31, 2005 and 2004, respectively. All purchases of common stock by the Plan are made from ClubCorp and its shareholders.

(3)	Employer Contributions Receivable

Matching contributions are allocated to employees’ accounts at the end of each quarter; therefore, the accompanying financial statements reflect a receivable for the fourth quarter’s Employer match credited to employees’ accounts but not received by year-end.

(4)	Federal Income Taxes

The Plan obtained its latest tax determination letter on August 21, 2003, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Financial Instruments

The carrying values of financial instruments such as cash and receivables approximate their fair values because of the nature and short maturity of these instruments. ClubCorp common stock and short-term investments are carried at estimated fair value and fair value, respectively.

(6)	Benefits Payable

As of December 31, 2005 and 2004, there were $36,578 and $128,601, respectively, included in net assets available for benefits for distributions payable to participants who requested a withdrawal from the Plan prior to the end of the Plan year.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

As of and for the Years Ended December 31, 2005 and 2004

(7)	Subsequent Event

On May 12, 2006, ClubCorp, Inc. announced its intention to consider offers for the sale of the company. The ultimate effect of this event on the Plan is not known at this time.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer	Description of investment	Cost			Current value
Common stock - ClubCorp, Inc*	4,107,356 shares	$	*	*	$56,681,513

Schwab Institutional Advantage Money Fund - Short-Term Investment Fund* (Third-Party Administrator)	626,324 units		626,324		626,324

					$57,307,837

*	Party-in-interest
**	Historical cost information not available for this investment.

See accompanying report of independent registered public accounting firm.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2005

Identity of party involved	Description of asset	Aggregate number of transactions	Purchase price	Selling price	Lease rental	Expense incurred with transactions	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Purchases:
Schwab Institutional Advantage Money Fund	Money market fund	171	$5,002,913	$—	$—		$5,002,913	$5,002,913	$—

Sales:
Schwab Institutional Advantage Money Fund	Money market fund	331	—	4,856,980	—		4,856,980	4,856,980	—

See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLUBCORP EMPLOYEE STOCK OWNERSHIP PLAN

	By:	/s/ Jeffrey P. Mayer
Date: June 28, 2006		Jeffrey P. Mayer Chief Financial Officer ClubCorp, Inc.